TYPE:  425
SEQUENCE:  1
DESCRIPTION:  FILING OF COMMUNICATION

                    Filed by General Motors Corporation (GM)
                    Subject Company - General Motors Corporation
                    Pursuant to Rule 425 under the Securities Act of 1933 File No. 333-30826

The following communication contains forward-looking statements within the meaning of the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. Reference made in the following are based on management's current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.

The principal risk factors that may cause actual results to differ materially from those expressed in forward-looking statements contained in this communication are described in various documents filed by GM with the U.S. Securities and Exchange Commission (SEC), including GM's Annual Report on Form 10-K for the year ended December 31, 1999.

In connection with GM's March 13, 2000 announcement of its agreement to form a strategic alliance with Fiat, GM indicated that it would issue and deliver to Fiat US $2.4 billion of GM $1-2/3 common stock. GM also stated that it would offset the new stock issuance through $2.4 billion in new repurchases of GM $1-2/3 common stock which it expects to complete before year-end. Specifically, GM plans to increase by $1 billion the size of its previously announced exchange offer in which it will use GM Class H stock to acquire GM $1-2/3 stock. The exchange offer will be increased from $8 billion to $9 billion. In addition, GM's board has authorized a new $1.4 billion cash repurchase program to be implemented in the second half of this year. As a result of these actions, the Fiat transaction is expected to become accretive to GM $1-2/3 stock within two years.

In responding to questions regarding the foregoing, GM will add the following question and answer to the questions and answers its employees and agents use in responding to inquiries concerning the exchange offer:

Q. Explain why GM is increasing its exchange offer of $1-2/3 stock for Class H stock by $1 billion and authorizing a $1.4 billion stock repurchase program.

A. GM does not want its transaction with Fiat to have a significant dilutive effect on the earnings per share associated with GM $1-2/3 stock or result in a net increase in the number of shares of GM $1-2/3 stock outstanding.

All other questions and answers and documents used by GM, its employees and agents in discussing the exchange offer with third parties will be amended to indicate that the size of the exchange offer will be increased from $8 billion to $9 billion.











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      While  General  Motors  has filed a  Registration  Statement  on Form S-4, including a preliminary prospectus, regarding the exchange offer with the SEC, it has not yet become effective, which means it is not yet final. GM urges holders of GM $1-2/3 common stock to read the final Registration Statement on Form S-4, including the final prospectus, regarding the exchange offer referred to above, when it is finalized and distributed to GM $1-2/3 common stockholders, as well as the other documents which General Motors has filed or will file with the SEC, because they contain or will contain important information for making an informed investment decision. Holders of GM $1-2/3 common stock may obtain a free copy of the final prospectus, when it becomes available, and other documents filed by General Motors at the SEC's web site at at General Motors' web site at or from General Motors by directing such request in writing or by telephone to: GM Fulfillment Center, 30200 Stephenson Hwy., (MC 480-000-FC1), Madison Heights, Mich. 48071. Telephone: (313) 667-1500, menu option #2. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification  under the  securities  laws of any such  state.  No  offering  of
securities  shall  be  made  except  by  means  of  a  prospectus   meeting  the
requirements of Section 10 of the Securities Act of 1933, as amended. Inquiries from the news media should be directed to GM Corporate Communications at 212-418-6380.


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